Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

20 South Wacker Drive Chicago, IL 60606	141 West Jackson Boulevard Chicago, IL 60604

FOR IMMEDIATE RELEASE

CME and CBOT Announce Reduced Class A Share Requirements for Clearing Members

Plan Provides another Customer Benefit of CME/CBOT Merger by Enabling Clearing Members to Reduce Shareholdings

CHICAGO, June 20, 2007 – To reduce costs associated with required shareholdings for clearing members of CME and CBOT, Chicago Mercantile Exchange Holdings Inc. (NYSE, NASDAQ: CME) and CBOT Holdings (NYSE: BOT) today announced that, upon the completion of their merger anticipated in mid 2007, the combined company will reduce the requisite number of CME Group Class A Shares its clearing members must acquire and hold as part of their capital investment requirement.

Effective upon the close of the merger, CBOT-only clearing firms will be required to hold 8,000 shares of CME Group Class A common stock. Effective August 1, CBOT clearing firms would be required to hold 27,000 shares of CBOT Class A common stock and, based on the exchange ratio provided in the companies’ merger agreement, today’s announcement represents a reduction of 1,450 shares for those clearing members. CME-only clearing firms will continue to be required to hold 8,000 shares of CME Group Class A common stock, following a reduction in shareholding requirements implemented in February 2007. Joint clearing members (firms with clearing member status of both CME and CBOT) will be required to hold 12,000 shares of CME Group Class A stock, a reduction of 4,000 shares from the shares required to hold individual CME and CBOT clearing memberships.

As a result of the share requirement reduction, a total of approximately 260,000 shares would no longer be required to be held by clearing members, substantially less than the average volume of CME stock traded in a single day. In the first quarter of 2007, CME shares traded an average of approximately 800,000 shares per day.

“We feel very strongly that a CME/CBOT merger creates the greatest benefits for our global customer base,” said CME Executive Chairman Terry Duffy. “We are reducing the capital investment requirement for our clearing member firms as part of our continuing efforts to lower their transaction costs and increase their capital efficiencies.”

“Today’s announcement translates into the release of $2 million in value for each of our joint clearing members,” said CBOT Chairman Charlie Carey. “We are very pleased to again demonstrate our commitment to serving our customers and clearing members, as well as our commitment to building value in the proposed CME Group.”

“CME and CBOT have a track record for unlocking equity value for our clearing member firms,” said CME Chief Executive Officer Craig Donohue. “As a combined company, we will reduce costs for new members, while making our diverse products and services even more accessible to market participants worldwide.”

Following the merger, new clearing members will be required to acquire and hold 8,000 shares of CME Group Class A stock for CME-only or CBOT-only clearing memberships. New clearing members with joint clearing membership will be required to acquire and hold 12,000 shares of CME Group Class A stock.

About CME

CME (www.cme.com) is the world’s largest and most diverse financial exchange. As an international marketplace, CME brings together buyers and sellers on the CME Globex® electronic trading platform and on its trading floors. CME offers futures and options on futures in these product areas: interest rates, stock indexes, foreign exchange, agricultural commodities, energy, and alternative investment products such as weather, real estate and economic derivatives. CME is a wholly-owned subsidiary of Chicago Mercantile Exchange Holdings Inc. (NYSE, NASDAQ: CME), which is part of the Russell 1000® Index and the S&P 500® Index.

About the CBOT

As one of the leading global derivative exchanges, the Chicago Board of Trade provides a diverse mix of financial, equity and commodity futures and options-on-futures products. Building on its 159-year history, the CBOT continues to advance into the future using the strength of deep liquidity, market integrity and member-trader expertise. Using superior trading technology in both electronic and open-auction trading platforms, the CBOT provides premier customer service to risk managers and investors worldwide. For more information, visit our website at www.cbot.com.

Forward-Looking Statements

This press release may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder and member approvals; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of CME following completion of the proposed transaction; CME may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT with CME’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q of CME and CBOT Holdings for their fiscal years ended December 31, 2006 and their quarters ended March 31, 2007. Said documents are available online at http://www.sec.gov or on request from CME or CBOT Holdings, respectively. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligation to disclose material information under the Federal securities laws, neither CME nor CBOT Holdings undertakes any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information

CME and CBOT have filed a definitive joint proxy statement/prospectus, as supplemented, with the Securities and Exchange Commission (SEC) in connection with the original transaction. This press release is not a substitute for the definitive joint proxy statement/prospectus, as supplemented, or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus as amended and supplemented and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus as amended and supplemented, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul and from CBOT Holdings, Inc., Attn: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in the definitive joint proxy statement/prospectus. CBOT and its respective directors and executive officers and other members of management and employees and other CBOT members may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus, as supplemented, and the other relevant documents filed with the SEC.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Contacts:

CME Media Allan Schoenberg 312.930.8189 Investors John Peschier 312.930.8491 CME-G	CBOT Media Maria C. Gemskie 312.341.3257 Investors Deborah Koopman 312.789.8532

###

07-120